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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of quotations relating to the Merger. This series of quotations is posted on HP's internal web site and HP's external web site, www.VotetheHPway.com.


WHAT OTHERS HAVE TO SAY ON THE HP/CPQ MERGER*

Momentum
Strategic Rationale
The New HP
The Opposition
The Risks of Standing Still
The HP Legacy
Employees

MOMENTUM

o "`I wouldn't say she's got the Big Mo, but there's clearly a change in investors' willingness to view the merits of the deal,' says Joel Wagonfeld, research analyst at Banc of America Securities, which had previously been skeptical of the merger." ("HP's Fierce Face-Off," Chris Taylor, Time, Mar. 4, 2002)

o "Noel Dedora, portfolio manager at San Francisco's Freemont Investment Advisors, said his company would vote for the merger, preferring as usual to vote with management. The uncertainty of scuttling the deal would be costly, he said." ("Key Hurdle for HP-Compaq Merger This Week," Peter Henderson, Reuters, Mar. 3, 2002)

o "But outsiders have learned to never say never in the five-month-long HP merger battle. Walter Hewlett's opposition in November had market players sure the deal was dead -- for a few days. Similarly, the Packard Foundation's December decision was to vote `no' with its 10 percent of shares appeared to kill the deal again. But that was before an aggressive campaign by management to sway outside investors." ("Key Hurdle for HP-Compaq Merger This Week," Peter Henderson, Reuters, Mar. 3, 2002)

o "Jay Stevens, an analyst with Buckingham Research, said he believes the deal will be approved. `I'm for the merger,' Stevens said. `I think it will go through.'" ("Deal is Our Best Course," Therese Poletti, San Jose Mercury News, Feb. 28, 2002)

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* Permission to use quotations for inclusion in this document was neither sought nor obtained.

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o    "H-P executives should trump [Q1] earnings numbers for the next few weeks because they reached them under the same duress they'll experience integrating two huge companies, Dr. Hasan Pirkul, dean of the University of Texas at Dallas' School of Management, said in an interview Monday. `The earnings are the evidence that they can use to convince people that they can make this merger work,' he said." ("H-P Stresses `Focus'; Execs stay positive, assure analysts that merger is wise," Crayton Harrison, The Dallas Morning News, Feb. 28, 2002)

o "`It's not a clear case yet to the investment community on who could win,' said Ari Topper, an analyst with Merger Insight. `It could go either way.' Andrew Neff of Bear Stearns also said the vote appears too close to call but said his `best guess' is that the acquisition will be approved because shareholders historically tend to support what management wants." ("Fiorina makes last big public pitch for Compaq deal," Brian Bergstein, Associated Press, Feb. 27, 2002)

STRATEGIC RATIONALE

o "Peter Kastner, chief research officer at Aberdeen Group, told NewsFactor that the merger likely will be approved because the basic question that shareholders are being asked to vote on has changed subtly. `Originally, the question was a simple up or down vote on the merger's merits,' Kastner said. `Now, the vote is perceived as an endorsement of Fiorina's vision or Walter Hewlett's vision, and Walter has not really detailed a plan' in the way that Fiorina and those in her camp have." ("Analysts: HP-Compaq Merger Vote Too Close to Call," Robyn Weisman, NewsFactor, Feb. 28, 2002)

o "L. Roy Papp Associates, a Phoenix money-management firm that owns about 815,000 H-P shares, or 0.04%, said it will vote for the transaction. `Buying another company is a faster' way to improve H-P, said Rose Papp, the firm's director of research." ("Hewlett-Packard's Plan to Buy Compaq To Get Thumbs Down From Brandes," Pui-Wing Tam, The Wall Street Journal, Feb 26, 2002)

o In response to Bruce Francis' comment "Proxy challenges to mergers are rare, and success is almost unheard of. That's a daunting record to overcome for the Hewlett and Packard families even with their 18 percent voting stake in HP. Both families are opposed to the $21 billion deal," "proxy battle veteran" Nell Minow said: "I personally

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     have tried to do this and it's very very difficult because the one question that everyone asked me wherever I went was, if there's a better deal out there, why isn't it on the table?" (CNNfn, Markets Impact, Feb. 26, 2002)

THE NEW HP

o Mr. George Elling, Deutsche Bank Alex. Brown. "Our feeling is that one year after the merger's complete -- that we think Hewlett could be earning in the $1.50 to $2 per share range. And that's one of the reasons we feel that if the deal gets done it's particular -- will be particularly attractive for investors." (CNBC, Business Center, Feb. 27, 2002)

THE RISKS OF STANDING STILL

o "He (Walter Hewlett) is horrified that the Compaq merger would result in 15,000 layoffs; however, there is a real possibility that absent a merger, HP's computer business may eventually disappear altogether." ("Unruly
     Offspring: The Hewlett-Packard Fracas Offers Some Lessons On Managing Family Shareholder," Roger Lowenstein, SmartMoney, Mar. 3, 2002)

o "Mr. Hewlett, if we read him right, is the opposite of impatient. He's risk- and change-averse. His function in the world lies with administering the family legacy, which is financed in overwhelming proportion by H-P stock. He sees management pushing a bold roll of the dice where he would prefer to see company retreat into the laager with the family jewels, H-P's printer business with its recurring stream of high-margin ink refills." ("How to Be a Dissident Shareholder," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 27,
     2002)

THE OPPOSITION

o "The problem is not that H-P can't have a plausible, decent future without a merger with Compaq, but `no' isn't a strategy. Even what Mr. Hewlett has sketched out since our last exposition, a plan to focus on printing, isn't enough. We're not in the lecture hall now. Winning the argument on points and sealing it with a bon mot is not even half the job. Somebody still has to pick up the company and move it to where they want it to go. Next time around, Mr. Hewlett ought to swing by Kirk Kerkorian's to get a lesson on how to be a dissident shareholder who's more than a gadfly." ("How to Be a Dissident Shareholder," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 27, 2002)

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o    "Did Fiorina go ahead in the face of a prestigious board member's flatly stated opposition? Or, as seems more likely from the vaguely worded proxy, did Hewlett utter concerns that mushroomed into outright resistance at the eleventh hour? If so, he should have made himself clear before." ("Unruly
     Offspring: The Hewlett-Packard Fracas Offers Some Lessons On Managing Family Shareholder," Roger Lowenstein, SmartMoney, Mar. 3, 2002)

o "But by approving a deal that carried a $675 million breakup penalty in full knowledge that he opposed it, Hewlett was working against the interests of his fellow shareholders. Nor did he do a favor for his chief executive. Hewlett's proxy says the market's thumbs-down to the merger announcement "confirmed" his concerns. But -- future scions, beware -- insidership confers responsibility: Directors are hired to exercise their judgment, not merely to take polls." ("Unruly Offspring: The Hewlett-Packard Fracas Offers Some Lessons On Managing Family Shareholder," Roger Lowenstein, SmartMoney, Mar. 3, 2002)

o "As it is, he (Walter Hewlett) faces an unbidden bugaboo if he should luck into victory because not enough shareholders turn out to support management. He may yet find he has to take the reins himself. If that prospect begins to materialize, don't be surprised to see the dissident voting for the merger after all." ("How to Be a Dissident Shareholder," Holman W. Jenkins, Jr., member of The Wall Street Journal editorial board, The Wall Street Journal, Feb. 27, 2002)

HP LEGACY

o "But industry analysts doubt if Mr. Platt, 60, would take the job or be offered it. After leaving Hewlett-Packard in 1999, Mr. Platt became chief executive of Kendall-Jackson, a California winery. Last year, he left that post. Promoting Mr. Platt as interim chief executive would probably be a tactical mistake for Mr. Hewlett, analysts said. Mr. Platt, who spent 33 years at Hewlett-Packard, becoming chairman and chief executive in 1993, was widely admired within the company, but he had been criticized for not pushing the company quickly enough to adjust to the changes brought by the Internet. Ms. Fiorina has criticized Mr. Hewlett's opposition to the deal as backward-looking, and Mr. Platt is regarded as part of that history." ("Former Chief of Hewlett Urges Rejection of Merger," Steve Lohr, The New York Times, Mar. 4, 2002)

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o    "And then there's this, again from Bill Sr., about Hewlett or Packard kids playing a larger role in the company's future: `It's very hard to expect generation after generation to be the same. The surest way to get a company in trouble is to continue to draw on the family.'" ("Fiorina Chats with TV Personalities," Tracy Siepel, San Jose Mercury News, Mar. 3, 2002)

o "Is this the HP way? Certainly Bill and Dave would have balked at laying off 15,000. In 1970 they chose cutting work hours 10% over firing 10% of the company. On the other hand, Fiorina's gamble on greater growth is about as gutsy as their decision to build an oscillator in their garage back in 1939. `I respect her for being aggressive,' says Craig Barrett, CEO of Intel, HP's largest vendor." ("HP's Fierce Face-Off," Chris Taylor, Time, Mar. 4, 2002)

EMPLOYEES **

DARE TO BE GREAT. "To me, the merger is really about one thing -- do we dare to be great?" (Stan Williams, Palo Alto)

"Keep up the fight and continue to maintain hp's integrity. The merger is the right thing to do." (Richard Joyce, Corvallis)

I'M A CARLY FAN. "... Carly -- you need to hear from the HP hearts... Take strength from our strong heart rhythms." (Kathy Frederickson, Minneapolis)

CORVALLIS PHONE SURVEY QUESTIONS. "... My response was strongly favor... Hang in there. I sense that we are heading over the red-tape hump. I am looking forward to what may come next as we merge into a great new company." (Ron R. Anderson, Corvallis)

MY SUPPORT FOR YOUR EFFORTS: MERGER AND BEYOND. "I felt compelled to explicitly share my support for the effort and strategic direction that you, the management team and the board are illustrating and pursuing... I'm ready to dig in and tackle the integration of the HP/Compaq workstation businesses, when the merger is approved." (Jim Zafarana, Ft. Collins)

THE UPCOMING VOTE. "I just wanted you to know that I hope the merger vote is positive. I then expect this great company to become THE leader in all endeavors." (Phil Aranda)

THANKS. "I want to thank you for your Q1 message. You addressed what I think is the major issue for most employees -- what will happen to my job?... I hope we'll see even stronger employee support for the merger." (Tom P. Anderson, Santa Clara)

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** Permission to use quotes was received.

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YOUR SPEECH AT THE GOLDMAN SACHS TECHNOLOGY CONFERENCE. "... After reading your speech, I was reminded of why I wanted to join HP five years ago; because I wanted to work somewhere with good ethics, a strong value system, global opportunities and in an [environment] that was challenging, fast moving and has the potential to change the world. I still want to help make HP the best place to work, with a world class customer focus, delivering world class solutions. I still want to feel proud to say that `I work for HP.' Your speech set things out with a clarity that made me realize that I am no longer an undecided. I am a definite `yes to the merger' person. Thank you for all your work and dedication." (Fiona Alder, Loveland)

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.